ENCANA™

EnCana Corporation
EnCana on 8th
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5

tel: (403) 290-2000
fax: (403) 290-3400
www.encana.com

November 1, 2002

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate F[redacted]
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
20549 U.S.A.

02055898

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, we enclose the following documents of Canadian Oil Sands Trust, which have been filed with the regulatory authorities in Canada:

- Financial Statements for the period ended Septemer 30, 2002 together with the confirmation of mailing to unitholders

- Management's Discussion and Analysis

If you have any questions, please contact myself at (403) 645.2522.

Very truly yours,

CANADIAN OIL SANDS INVESTMENTS INC.

Rachel L. Desroches

Rachel L. Desroches
Assistant Secretary

Encls.

SEC2.new.doc


third quarter report September 30, 2002

CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust Announces Record Results for the Third Quarter

Calgary, Alberta (October 24, 2002) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSE - COS.UN) today announced strong third quarter results with production up 24 per cent over the third quarter of 2001, averaging 56,757 barrels per day, and cash flow nearly doubling to $131 million, or $2.29 per Trust unit. A distribution of $0.50 per Trust unit has been declared again this quarter. This reflects the Trust's objective of providing unitholders with income stability within the context of its significant capital program now underway that is aimed at increasing production by about 50 per cent by mid-2005.

Syncrude operated at full productive capacity following the extensive maintenance work completed in the second quarter of 2002, shipping a record 24 million barrels of its Syncrude Sweet Blend ("SSB") synthetic crude during the third quarter. Reflecting the strong throughput and improved performance of Syncrude's operations in this quarter, Canadian Oil Sands recorded significantly lower operating costs of $13.02 per barrel for the quarter, compared to $16.36 per barrel reported during the third quarter of 2001.

The Trust's outstanding financial performance was supported by strong crude oil prices during the quarter, which averaged US$28.25 per barrel West Texas Intermediate ("WTI"). The Trust's realized price for SSB was $42.08 per barrel, net of hedging, or $43.75 per barrel before hedging. These strong prices, combined with higher production and reduced operating costs, resulted in record cash flow and earnings. Profitability in the third quarter alone exceeded that of the first six months of the year, with net income of $88.5 million, or $1.54 per Trust unit.

"I am delighted to report on a quarter of uninterrupted operations, which ultimately demonstrates the productive capacity of Syncrude's Stage 2 expansion," said Marcel Coutu, President and Chief Executive Officer. "Combined with the strong commodity prices, our third quarter results highlight the Trust's powerful earning potential."

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except per Trust unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Net Income	$ 88,515	$ 33,578	$ 175,367	$ 112,707
Per Trust unit- Basic	$ 1.54	$ 0.60	$ 3.07	$ 1.99
Per Trust unit- Diluted	$ 1.54	$ 0.60	$ 3.07	$ 1.99
Funds From Operations	$ 130,970	$ 66,104	$ 214,409	$ 178,237
Per Trust unit	$ 2.29	$ 1.16	$ 3.76	$ 3.14
Distributable Income	$ 28,603	$ 42,584	$ 85,812	$ 127,731
Per Trust unit	$ 0.50	$ 0.75	$ 1.50	$ 2.25
Daily Average Sales (bbls)				
Syncrude Sweet Blend	56,757	45,870	48,347	47,702
Operating Costs per barrel	$ 13.02	$ 16.36	$ 18.25	$ 19.16
Average Selling Price per barrel				
Before hedging	$ 43.75	$ 41.19	$ 39.64	$ 42.41
Oil price hedging	(1.45)	(0.26)	(0.25)	(0.60)
Currency hedging (on a cash basis)	(0.22)	(1.57)	(0.33)	(1.50)
	$ 42.08	$ 39.36	$ 39.06	$ 40.31
West Texas Intermediate ($US)	$ 28.25	$ 26.60	$ 25.45	$ 27.77

Operations

Syncrude achieved a new quarterly record in its operations, shipping a total of 24.0 million barrels in the third quarter of 2002, compared to 19.4 million barrels for the same period the previous year. Net to the Trust, this is equivalent to 5.2 million barrels, averaging 56,757 barrels per day, for the third quarter of 2002 compared to 4.2 million barrels, averaging 45,870 barrels per day, in the same quarter of 2001.

The significantly higher third quarter production volumes reflect the improved performance at Syncrude with the facilities operating without interruption at day-to-day capacity levels approaching Stage 2 design rates. The higher production rate also contributed to lower operating costs with per unit operating costs averaging $13.02 per barrel during the third quarter of 2002 compared to $16.36 per barrel for the same period the previous year.

Extensive maintenance work was conducted during the second quarter of the year, which helped the Syncrude operations to perform at peak capacity during the third quarter. In September, planned maintenance work on the LC-Finer, a hydroprocessor that upgrades the bitumen feed into lighter products, was completed ahead of schedule.

Safety performance for the third quarter also was excellent. Syncrude and its contract employees did not incur a single lost time injury during the quarter.

Syncrude Expansion
The Stage 3 expansion continues to progress. At the end of September 2002, about 90 per cent of the detailed engineering for the second Aurora mining train was complete. The Syncrude Joint Venture is considering adding thermal energy facilities to Aurora, which would reduce the engineering completion to about 80 per cent. Construction of the Aurora train 2 materials handling facilities at the base of the mine pit now has commenced, ahead of schedule.

Detailed engineering of the upgrader expansion was 79 per cent complete at the end of September 2002, and preliminary site preparation, underground piping, and coker plant support structure work has begun. Main construction activity of the upgrader expansion is expected to commence by November.

As at September 30, 2002 the Syncrude venture had expended approximately $1.6 billion, $338 million net to the Trust, related to the Stage 3 expansion since the launch of the expansion in 2001. The expansion is expected to contribute an incremental 110,000 barrels per day, or approximately 24,000 barrels per day net to the Trust, and is scheduled to be completed by the end of the first quarter of 2005.

Corporate
The previously announced termination of the Administrative Services arrangement between Canadian Oil Sands Trust and EnCana Corporation ("EnCana") is expected to be effective October 31, 2002. Canadian Oil Sands is progressing well with the establishment of an independent management structure, and is pleased to announce that the following individuals are joining the Trust: Trudy Curran, General Counsel and Corporate Secretary; Ryan Kubik, Treasurer; Aswin Patel, Manager, Operations; Laureen DuBois, Manager, Accounting; and Siren Nieuwesteeg, Manager, Investor Relations. Douglas Olson, who acted in the role of Vice President and Chief Financial Officer, was a secondee from EnCana, and will be remaining with EnCana. Canadian Oil Sands thanks Mr. Olson for his contributions during his secondment to the Trust.

Premium Distribution Reinvestment and Optional Cash Payment Plan
Canadian Oil Sands Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") continues to be successful. Second quarter 2002 participation was 33.2 per cent, comprised of 12.1 per cent for the election of additional units and 21.1 per cent representing the premium cash option. Since introducing the DRIP, the participation level has averaged 30.1 per cent with net proceeds of $25.9 million of new equity raised at a volume weighted average price of $39.55 per Trust unit.

Unit Distributions
A quarterly distribution of $0.50 per unit will be paid on November 29, 2002 to unitholders of record on November 4, 2002. Eligible unitholders who wish to participate in the DRIP for the quarterly distribution must file their election form with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before November 4, 2002**.

The income tax status of this distribution will be determined subsequent to the December 2002 year-end and will be reported to unitholders prior to the end of February 2003. The income tax liability of each unitholder will depend on the unitholder's specific circumstances, and accordingly, each unitholder should obtain independent advice regarding their specific income tax consequences.

Outlook

The Trust is maintaining its production assumption for Syncrude of 83 million barrels for 2002, which translates into average production for the Trust of 49,400 barrels per day, with unit operating costs in the range of $18.00 to $19.00 per barrel for 2002.

The Trust is increasing its average 2002 WTI oil price forecast to US$26.00 per barrel from the originally budgeted price of US$22.00 per barrel. The natural gas estimate is being maintained at $4.50 per thousand cubic feet at AECO. The Trust's U.S./Canadian currency exchange rate forecast remains unchanged at US$0.63 for 2002. Based on these assumptions, year-end cash flow should surpass $5.00 per Trust unit.

On September 13, the Trust provided guidance that projected costs for the Stage 3 expansion are expected to exceed the previously announced range of $4.7 to $5.1 billion by about 10 per cent. A more definitive capital budget is expected before year-end following further evaluation of the project information by the Syncrude owners.

The Trust expects that crude oil prices will remain high relative to historical prices during the balance of 2002 and into 2003 due to fears of a supply disruption as tensions in the Middle East escalate. With a strong forward price curve for crude oil futures, Canadian Oil Sands has increased its commodity hedging positions. Canadian Oil Sands may hedge up to 50 per cent of its volumes during 2003 and 2004 to manage the cash flow risk related to funding the Stage 3 capital program. More detail on these crude oil hedges is provided in the risk management section of the Management's Discussion and Analysis ("MD&A") attached to this press release. The Trust also has hedged approximately 60 per cent of its gas requirements from April 1, 2002 to March 30, 2003 at $3.63 per thousand cubic feet.

Regarding the Kyoto Protocol, Canadian Oil Sands cannot accurately quantify the impact that it may have on its operations without the specifics of an implementation plan, as further discussed in the MD&A. However, the Trust strongly supports an alternative Made-in-Canada solution.

The Trust's Web site includes a Guidance Document to help communicate key performance criteria. The Web site address is www.cos-trust.com.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future plans and operations, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the annual report of the Trust. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Canadian Oil Sands Limited
Marcel R. Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Investor relations:
Siren Nieuwesteeg
(403) 645-2218

New contact information effective October 28, 2002:

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9

Ph: (403) 218-6200
Fax: (403) 218-6201

Email: investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the nine-month period ended September 30, 2002 and September 30, 2001 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

Canadian Oil Sands reported strong earnings for the third quarter of 2002 and the nine months ended September 30 of $88.5 million and $175.4 million, respectively. When compared to the net income for the same periods in 2001 of $33.6 million and $112.7 million, respectively, net income in 2002 reflected strong commodity prices coupled with higher sales volumes, improved operating costs, and reduced crown royalty expenses.

In the third quarter of 2002, the Trust reported revenue of $220.1 million as compared to $164.8 million in the same period of 2001. The significant $55.3 million revenue increase is largely attributable to a 23.7 per cent rise in sales volumes combined with a 6.9 per cent improvement in realized selling prices, after hedging, compared to the previous year. Sales volumes averaged 56,757 barrels per day during the third quarter of 2002 compared to 45,870 barrels per day recorded during the same period the previous year. This significant sales volume increase reflects improved plant performance and the strong production throughput realized by Syncrude in the third quarter of 2002. Included in the Trust's revenue are the currency and commodity hedges that decreased revenue in the third quarter by $8.7 million, or $1.67 per barrel, compared to a loss of $7.7 million, or $1.83 per barrel, in the third quarter of 2001. Hedging results are discussed further in the Risk Management section.

For the nine months ended September 30, 2002 Canadian Oil Sands' revenues totalled $516.8 million, representing a 1.6 per cent decline from $525.1 million recorded in the same nine-month period of 2001. The reduction was largely attributable to a 3.1 per cent decrease in the realized crude oil price, after the impact of hedging, offset by a 1.4 per cent increase in sales volume. The 2002 price decrease reflects significantly lower prices in the first quarter of 2002 as compared to the similar period in 2001. Realized prices, prior to hedging, averaged $39.64 per barrel, down 6.5 per cent from an average of $42.41 per barrel over the same nine-month period of 2001. The Trust's revenues include its crude oil and currency hedging, which resulted in a reduction of revenue by $7.7 million, or $0.58 per barrel in 2002, as compared to a loss of $27.3 million, or $2.10 a barrel, in the same period in 2001. Sales volumes for the nine-month period increased to 48,347 barrels per day from 47,702 barrels per day in the corresponding period of 2001 due to record shipments in the third quarter of 2002, despite the negative impact of an extended coker turnaround in the second quarter of 2002.

Canadian Oil Sands' operating costs in the third quarter of 2002 were $68.0 million, which were slightly less than the $69.0 million in costs recorded in the same period of 2001. The unit operating costs notably improved, down $3.34 per barrel to $13.02 per barrel in 2002 from $16.36 per barrel in 2001. The decrease in unit operating costs is mainly attributable to higher production volumes and lower maintenance costs, which reduced costs by $3.20 per barrel and $1.13 per barrel, respectively, compared to the third quarter of 2001. The lower maintenance costs are a result of Syncrude operating at near design capacity during the third quarter, which resulted in fewer repairs as these are often associated with weaker production periods. Somewhat lower natural gas costs in 2002 compared to 2001 also contributed to a $0.09 per barrel decrease in the unit operating costs. However, an offsetting inventory reduction in the

third quarter increased operating costs by $1.07 per barrel when compared to the increase in inventory during the same quarter of 2001, which reduced operating costs in that quarter.

Commencing in the third quarter of 2002, Canadian Oil Sands is reclassifying certain operating expenses into non-production costs in order to more accurately report costs associated with current production. The majority of the non-production costs consist of Syncrude 21 Development Expenditures, which were $2.9 million and $4.3 million for the third quarter of 2002 and 2001, respectively. Syncrude 21 Development costs are expenses incurred for the expansion stages of the Syncrude 21 program and are not a result of current production. They include costs, for example, to modify, relocate or remove equipment or facilities to support the expansion. As these expenses are not capital in nature, they have been expensed in the current period's earnings.

For the nine months ended September 30, 2002 operating expenses were $240.9 million, which compared favourably to $249.5 million reported in 2001. The improvement in operating expenses reflects reduced maintenance costs and lower natural gas purchase costs, as compared to 2001. Natural gas hedges reduced operating expenses by $1.3 million since they commenced in April 2002. Operating costs improved despite the extended turnaround and associated higher costs incurred in the second quarter of 2002.

Crown royalty expense of $2.3 million in the third quarter of 2002 reflects the increase in capital spending and the minimum royalty rate, and compares very favourably to the $14.6 million incurred in 2001. The same factors also influenced the nine months ended September 30 with the 2002 crown royalty expense of $5.2 million comparing favourably to $63.4 incurred in 2001. The shift from the transitional royalty to the generic oil sands royalty regime effective January 1, 2002 had no impact as the minimum one per cent of gross revenue would have applied in either case. As Syncrude is currently within a significant capital program, the Trust expects to pay only the minimum royalty for the next several years. A description of the crown royalty can be found in Note 12 of the audited consolidated financial statements of the Trust for the year ended December 31, 2001.

Beginning in the third quarter of 2002, insurance expenses previously classified as administration expenses have been disclosed separately to reflect their significance. The largest component of insurance expenses are premiums paid for business interruption insurance, designed to protect the Trust's cash flow from a potential severe property loss. Insurance premiums rose in 2002 over 2001 due to limited capacity in the insurance market combined with numerous losses for this type of insurance. Insurance is an important risk management component of the Trust's Stage 3 financing plan as it helps to protect the Trust's cash flow from which the capital program commitments are largely funded.

Interest expense of $12.1 million in the third quarter of 2002 increased $3.5 million from the same quarter in 2001, largely as a result of the issuance of the 7.9 per cent US$250 million Senior Notes on August 24, 2001 by Canadian Oil Sands Limited, a subsidiary of the Trust. For the nine months ended September 30, 2002 interest expense related to the US$250 million Senior Notes was $23.3 million as compared to $3.2 million for the same period in 2001.

For the third quarter 2002, depletion and depreciation expense increased by $1.9 million. Canadian Oil Sands depreciates and depletes its production assets on the unit of production basis; therefore, depreciation and depletion expense largely increased due to the significant improvement in production volumes in 2002 over 2001. The increase was mitigated, however,

by a lower depreciation and depletion rate used in 2002 as compared to 2001 due to lower future development costs.

On a year-to-date basis, depreciation and depletion in 2002 was $4.1 million less when compared to the same nine-month period in 2001. The decrease is mainly attributable to a lower depreciation and depletion rate applied to the production volumes in 2002. The increase in volumes realized in 2002 only slightly increased the related expenses.

Also included in depletion and depreciation expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provisions for the quarter and nine months ended September 30, 2002 increased proportionate to the increase in production volumes when compared to the same periods in 2001. The reclamation provision for the third quarter of 2002 was $0.9 million and $2.2 million for the nine months ended September 30, 2002.

A change in Canadian accounting standards on foreign currency translation became effective January 1, 2002. Included in net income for the third quarter of 2002 was the impact of the change in accounting policy, which resulted in a non-cash foreign exchange loss of $26.4 million on the Trust's long term debt. This loss reflected the significant weakening in the Canadian dollar relative to the U.S. dollar from the previous quarter. However, as compared to December 31, 2001 the Canadian dollar has modestly strengthened against the U.S dollar, which resulted in a $1.6 million gain in foreign exchange on the long-term debt for the nine months ended September 30, 2002 as compared to a $20.8 million foreign exchange loss recorded for the same period in 2001. A retroactive adjustment to prior years resulted in a $36.9 million non-cash reduction of December 31, 2001 retained earnings, which included a $19.4 million reduction in net income for the nine months ended September 30, 2001. This change in accounting policy is more fully described in Note 1 to the consolidated financial statements.

Realized Selling Prices

The Trust's realized crude oil price, prior to hedging, averaged $43.75 per barrel in the third quarter, an increase of 6.2 per cent from $41.19 per barrel in the same period of 2001. Crude oil prices during the first quarter of 2002 bottomed in mid-January at US$17.97 per barrel West Texas Intermediate ("WTI") and rebounded sharply in March. Strong oil prices continued during the second and third quarter of 2002 with the WTI oil price benchmark averaging US$28.25 per barrel in the third quarter, compared to US$26.60 in the same period in 2001. For the nine months ended September 30, 2002 WTI averaged US$25.45 per barrel as compared to US$27.77 per barrel for the same period in 2001, a decline of 8.4 per cent.

Liquidity and Capital Resources

For the third quarter 2002, cash flow from operations of $131.0 million, or $2.29 per unit, increased 98 per cent from $66.1 million, or $1.16 per unit, reported in 2001. The rise in cash flow is attributable to the significant revenue increase and the decrease in crown royalty expense. Distributable income was $28.6 million, or $0.50 per unit, down 33 per cent from $42.6 million, or $0.75 per unit. Capital spending during the third quarter of 2002 totalled $105.9 million compared to $47.4 million in the same period of 2001, reflecting the ramp up of the Stage 3 expansion.

Cash flow from operations of $214.4 million for the first nine months of 2002 improved considerably from $178.2 million reported in the same period of 2001. The $36.2 million cash flow increase reflects a significant $58.2 million decrease in crown royalty expense in 2002 from 2001, offset by an increase in interest expense of $20.2 million. Cash flow in 2002 was used to

fund unit distributions of $85.8 million and to partially fund the capital expenditure program. The cash balance, including cash and cash equivalents, decreased to $260.5 million from $357.3 million at year-end 2001.

The Trust's net debt, defined as long-term debt less cash and short-term investments, increased to $364.3 million at September 30, 2002 from $269.0 million at December 31, 2001. The $95.3 million increase results mainly from higher capital expenditures, which were partially funded by $25.9 million in new equity issued through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan. The Trust's financial capacity is supplemented by committed bank facilities of $480 million, from which there were no outstanding drawings as at September 30, 2002.

Risk Management

During the third quarter of 2002, crude oil price hedging decreased Canadian Oil Sands' revenue by $7.6 million. For the nine months ended September 30, 2002 crude oil hedging losses were $3.4 million.

As the forward price curve for crude oil futures continues to more fully reflect current spot prices, Canadian Oil Sands is increasing its commodity hedge positions. In October 2002, the Trust hedged an additional 2,000 barrels per day of its crude oil production using a combination of costless collars and swaps. These new hedges should protect higher levels of revenue than currently budgeted, which is particularly important in light of recent increases in the Trust's expected capital program for the Stage 3 expansion. Canadian Oil Sands will now consider hedging up to 50 per cent of its volumes during 2003 and 2004 to manage the cash flow risk related to funding of the Stage 3 capital program. These crude oil hedges are outlined in the risk management section of this MD&A.

As at October 23, 2002, the following crude oil hedges were in place:

Crude Oil Hedging Activities	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)
2002 Positions	Jan. 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec.31	
-swap	15,000	24.89	15,000	24.89	15,000	24.89
-put purchase	1,000	25.75	1,000	25.75	1,000	25.75
Total Hedge Position	16,000	24.95	16,000	24.95	16,000	24.95
2003 Positions	Jan. 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-swap	15,000	23.04	15,000	23.04	15,000	23.04
-put purchase	1,000	24.00	1,000	24.00	1,000	24.00
-costless collar put purchase*	2,000	25.00	-	-	1,000	25.00
-swap	-	-	2,000	24.78	1,000	24.78
Total Hedge Position	18,000	23.31	18,000	23.28	18,000	23.30
2004 Positions	Jan. 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-swap	8,000	22.03	8,000	22.03	8,000	22.03
Total Hedge Position	8,000	22.03	8,000	22.03	8,000	22.03

** Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 2,000 bbls/day at $29 US/bbl for the period Jan. 1 - June 30.*

For the period April 2002 to March 2003, Canadian Oil Sands holds a forward purchase contract for 19 million cubic feet per day of natural gas at an average AECO price of $3.63 per thousand cubic feet, representing approximately 60 per cent of its share of forecast Syncrude consumption. In the third quarter, this hedge position reduced operating costs by approximately $45,000. Year to date, this natural gas hedge has resulted in a $1.3 million gain.

Canadian Oil Sands had the following currency hedges in place as of September 30, 2002:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2002	31-Dec 2003	31-Dec 2004	31-Dec 2005	30-June 2006
U.S. dollar value hedged *($ millions)*	$ 21.0	$ 68.0	$ 72.0	$ 80.0	$ 40.0
Average U.S. dollar exchange rate	$ 0.666	$ 0.658	$ 0.658	$ 0.658	$ 0.658

** Canadian Oil Sands has sold an option to increase the amount hedged for the period January 1, 2003 to December 31, 2007 by $5.0 million per quarter at US$0.692.*

During the third quarter of 2002, currency exchange hedging settlements reduced Canadian Oil Sands' cash flow by $1.1 million. Accounting for the settlement of currency exchange contracts defers the recognition of a $1.3 million gain in the third quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $15.2 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods. Currency hedging on a year-to-date basis has reduced cash flow by $4.4 million.

Canadian Oil Sands has mitigated its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counter-parties of high credit quality. As a result, the Trust has not been impacted by the recent financial difficulties that have plagued some energy trading companies in the market.

Unit Trading Activity

The market price of Canadian Oil Sands' units reached a high of $42.00 per Trust unit during the third quarter and a low of $35.70. The Trust unit price closed at $35.90 on September 30, 2002, down from $44.15 at March 31, 2002 and $41.94 at June 28, 2002. The unit price closed at $36.68 on October 23, 2002. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at September 30, 2002, 57.5 million units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Third Quarter 2002	September 2002	August 2002	July 2002
Unit price				
High	$42.00	$39.00	$39.97	$42.00
Low	$35.70	$35.70	$37.25	$36.05
Close	$35.90	$35.90	$39.50	$38.85
Volume traded (000's)	8,052	3,321	1,774	2,957
Weighted average number of units outstanding (000's)	57,299	57,467	57,226	57,210

Outlook

The Trust is maintaining its production assumption for Syncrude of 83 million barrels for 2002, or 18 million barrels net to the Trust, which translates into average production for the Trust of 49,400 barrels per day. Projected operating and non-production costs for the Trust have increased marginally to an annual forecast of $335 million, up from the originally budgeted $325 million due to the costs associated with the coker turnaround in the second quarter of 2002. The unit operating costs are projected to be in the $18.00 to $19.00 per barrel range for 2002. Although natural gas prices have risen, the Trust has mitigated this impact by hedging approximately 60 per cent of its gas requirements from April 1, 2002 to March 30, 2003 at $3.63 per thousand cubic feet, which should benefit the Trust through the upcoming winter months. The natural gas estimate is being maintained at $4.50 per thousand cubic feet at AECO.

The Trust is increasing its average 2002 WTI oil price forecast to US$26.00 per barrel from the originally budgeted price of US$22.00 per barrel. The Trust expects that crude oil prices will remain high relative to historical prices during the balance of 2002 and into 2003, supported in large part by continued tensions in the Middle East and the possibility of an escalation of the conflict with Iraq over weapons inspections. Furthermore, OPEC's resolve to maintain quotas at its last meeting in September did little to abate the WTI price, which reached a high of US$30.77 per barrel during the third quarter of 2002. The Trust's U.S./Canadian currency exchange rate forecast remains unchanged at US$0.63 for 2002.

Canadian Oil Sands has increased its commodity hedge positions to protect higher levels of revenue than currently budgeted, which is particularly important in light of recent increases in the Trust's expected capital program for the Stage 3 expansion. Canadian Oil Sands will now consider hedging up to 50 per cent of its volumes during 2003 and 2004 to manage the cash flow risk related to funding of the Stage 3 capital program. The Trust's hedge positions are outlined in the risk management section of this MD&A.

Based on the Trust's revised forecast, the following table provides an estimate of the sensitivity of the Trust's cash flow and net income for 2002:

Canadian Oil Sands Trust
2002 Sensitivity Analysis

		Change in Cash Flow		Change in Net Income	
	Sensitivity	**$ Millions**	**$ Per Unit**	**$ Millions**	**$ Per Unit**
Operating costs decrease	Cdn$1.00/bbl	18.4	0.32	18.4	0.32
Crude oil (WTI) increase	US$1.00/bbl	19.2	0.33	19.2	0.33
Syncrude's production increase	1 million bbl	8.7	0.15	8.0	0.14
Foreign exchange decrease	US$0.01/Cdn$	9.5	0.16	(0.3)	(0.01)
Natural gas (AECO) decrease	Cdn$0.50/mcf	3.1	0.05	3.1	0.05

On September 13, the Trust provided guidance on the projected costs for the Stage 3 expansion, indicating that the total cost will surpass by approximately 10 per cent the range of $4.7 to $5.1 billion previously announced in April 2002. The Syncrude owners are now evaluating the current project information to determine if any new measures to reduce the overall costs may be adopted. A more definitive capital budget is expected by year-end. At the end of September 2002, the detailed engineering was about 90 per cent complete for the second Aurora mining train and 79 per cent for the upgrader expansion. Construction work on the second Aurora mining train is underway and full-scale construction of the upgrader expansion is expected to commence by November.

One of the uncertainties facing the Trust and all Canadians is the potential ratification of the Kyoto Protocol by the federal government and the impact that such ratification could have on the Canadian economy and businesses, including the Trust. The lack of clarity over the application of the Kyoto Protocol to the entire oil and gas sector, including oil sands, has made it difficult to determine the financial impact of the Kyoto Protocol on the Trust. Depending on the allocation of emission targets to oil sands and the cost of international carbon credits that may need to be purchased from foreign countries, the business and revenues of the Trust could be materially impacted. Management has initiated contact with various industry leaders and government officials to emphasize the negative impact that Kyoto could have on the entire Canadian economy and all Canadians. Management continues to promote a Made-in-Canada solution and to seek recognition of the value of the oil sands industry to Canada as a whole. Management remains hopeful that the Trust and the oil sands industry can work with the federal government to achieve a cost-effective plan that will reduce greenhouse gas emissions.

At the time of the merger of Canadian Oil Sands Trust and Athabasca Oil Sands Trust in 2001, the Trust indicated that, subject to obtaining a favourable tax opinion, it would merge its subsidiaries to facilitate a more efficient legal and administrative structure. In September 2002, Canadian Oil Sands received the necessary tax opinions from Canada Customs and Revenue Agency allowing for such amalgamation. The Trust plans to amalgamate the Trust's subsidiaries, effective January 1, 2003. The resulting amalgamated entity will continue under the name Canadian Oil Sands Limited, as manager of the Trust.

The termination of the Administrative Services Agreement between the Trust and EnCana Corporation ("EnCana") is expected to occur on October 31, 2002. As a result, Canadian Oil Sands Limited, a subsidiary of the Trust, has employed its own staff, leased office space in First Canadian Centre in Calgary, and has retained various third parties to provide certain services such as computer and information systems. Concurrent with the termination of the Administrative Services Agreement, Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc., managers and subsidiaries of the Trust, will redeem the 2,000 preferred shares of these entities held by EnCana for an aggregate redemption price equal to approximately $4.4 million, being the original issue price of such shares plus all accrued and unpaid dividends. This redemption allows the Trust to then complete its amalgamation of the Trust's subsidiaries.

The Trust's Web site includes a Guidance Document to help communicate key performance criteria. The Web site address is www.cos-trust.com.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this MD&A contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expected production level at Syncrude for the remainder of the year and first quarter 2003 and beyond, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the aggregate capital cost of the Stage 3 expansion and the completion date for such expansion; and the impact of the Kyoto Protocol on the Trust and the Canadian economy in general. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: general economic, business and market conditions, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)
(in thousands)

	September 30 2002	December 31 2001
ASSETS		
Current assets:		
Cash and short-term investments	$ 260,451	$ 357,313
Accounts receivable	91,463	60,754
Inventories	27,736	26,191
Prepaid expenses	6,357	3,927
	386,007	448,185
Capital assets, net	1,340,761	1,119,462
Other Assets		
Reclamation trust	12,141	10,319
Deferred financing charges, net	10,993	11,413
	23,134	21,732
	$ 1,749,902	$ 1,589,379
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 140,981	$ 98,249
Unit distribution payable	28,734	28,390
Current portion of other liabilities	4,131	3,105
	173,846	129,744
Other liabilities	16,702	19,086
Long-term debt	624,726	626,348
Future reclamation and site restoration costs	31,484	30,290
Deferred currency hedging gains	15,239	11,446
Preferred shares	4,400	4,400
	866,397	821,314
Unitholders' equity	883,505	768,065
	$ 1,749,902	$ 1,589,379

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
(in thousands, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Revenues:				
Syncrude Sweet Blend	$ 218,422	$ 163,042	$ 511,514	$ 521,460
Other income	1,705	1,779	5,312	3,627
	220,127	164,821	516,826	525,087
Expenses:				
Operating	67,978	69,033	240,934	249,521
Non-production	2,887	4,290	8,636	9,553
Crown Royalties	2,285	14,611	5,235	63,436
Administration	1,752	2,239	4,647	7,120
Insurance	1,268	850	4,020	2,138
Interest	12,145	8,597	36,418	16,195
Depletion and depreciation	15,785	13,885	40,005	44,143
Foreign exchange	26,747	17,178	(635)	18,605
Large Corporations Tax and other	681	476	1,952	1,331
Dividends on preferred shares of subsidiaries	84	84	247	338
	131,612	131,243	341,459	412,380
Net income for the period	$ 88,515	$ 33,578	$ 175,367	$ 112,707
Unitholders' equity, beginning of period				
As previously reported	$ 814,210	$ 772,974	$ 804,951	$ 845,647
Prior period adjustment (note 1)	-	-	(36,886)	(13,844)
As restated	814,210	772,974	768,065	831,803
Net income for the period	88,515	33,578	175,367	112,707
Merger costs	-	(1,101)	-	(39,801)
Special distribution to unitholders	-	-	-	(14,875)
Issue of Trust units	9,514	-	25,885	764
Unitholder distributions	(28,734)	(42,584)	(85,812)	(127,731)
Unitholders' equity, end of period	$ 883,505	$ 762,867	$ 883,505	$ 762,867
Weighted average Trust units	57,299	56,779	57,060	56,760
Trust units, end of period	57,467	56,779	57,467	56,779
Net income per Trust unit				
Basic	$ 1.54	$ 0.60	$ 3.07	$ 1.99
Diluted	$ 1.54	$ 0.60	$ 3.07	$ 1.99

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
(in thousands)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Cash provided by (used in):				
Operating activities				
Net income	$ 88,515	$ 33,578	$ 175,367	$ 112,707
Items not requiring outlay of cash	42,455	32,526	39,042	65,530
Funds from operations	130,970	66,104	214,409	178,237
Site restoration costs	-	-	(1,056)	(468)
Net change in deferred items	1,243	(6,228)	1,168	(4,560)
Change in non-cash working capital	(54,277)	(32,476)	17,832	(3,280)
	77,936	27,400	232,353	169,929
Financing activities				
Issuance of long-term debt	-	385,250	-	385,250
Unitholder distributions	(28,734)	(42,584)	(85,812)	(127,731)
Merger costs	-	(1,101)	-	(39,801)
Issuance of Trust units	9,514	-	25,885	764
Special distribution to unitholders	-	-	-	(14,875)
Change in non-cash working capital	129	(50,175)	344	(3,366)
	(19,091)	291,390	(59,583)	200,241
Investing activities				
Capital expenditures	(105,891)	(47,385)	(259,054)	(97,719)
Reclamation trust	(761)	(742)	(1,822)	(2,160)
Change in non-cash working capital	400	11,357	(8,756)	10,349
	(106,252)	(36,770)	(269,632)	(89,530)
Increase (decrease) in cash	(47,407)	282,020	(96,862)	280,640
Cash at beginning of period	307,858	101,411	357,313	102,791
Cash at end of period	$ 260,451	$ 383,431	$ 260,451	$ 383,431
Supplemental Information				
Large Corporations Tax and other taxes paid	$ 349	$ 444	$ 1,157	$ 1,143
Interest charges paid	$ 15,599	$ 981	$ 41,283	$ 8,447

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF TRUST ROYALTY AND DISTRIBUTABLE INCOME
(unaudited)
(in thousands, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	**2001**	**2002**	**2001**
Revenues *	$ 221,301	$ 166,780	$ 520,461	$ 529,697
Operating expenses	(67,978)	(69,033)	(240,934)	(249,521)
Non-production expenses	(2,887)	(4,290)	(8,636)	(9,553)
Crown royalties	(2,285)	(14,611)	(5,235)	(63,436)
Administration expenses	(1,178)	(1,647)	(2,767)	(5,876)
Insurance expense	(1,242)	(850)	(3,978)	(2,138)
Interest expense	(12,007)	(8,597)	(36,054)	(16,195)
Large Corporations Tax and other	(682)	(476)	(1,894)	(1,331)
	133,042	67,276	220,963	181,647
Capital expenditures	(105,888)	(47,385)	(259,051)	(97,719)
Utilization of expansion financing	2,905	50,000	129,303	70,000
Site restoration costs	-	-	(1,056)	(468)
Mining reclamation trust	(761)	(742)	(1,822)	(2,160)
Interest expense payable to Trust	(389)	(628)	(1,624)	(2,012)
Reserve - future production costs	-	(25,722)	-	(22,276)
Base for Trust Royalty	$ 28,909	$ 42,799	$ 86,713	$ 127,012
Trust Royalty at 99%	$ 28,620	$ 42,370	$ 85,846	$ 125,742
Interest earned on Trust's short term investments	86	178	157	1,221
Interest income on promissory note from AOSII	389	628	1,624	2,012
Administration expenses of Trust	(492)	(592)	(1,815)	(1,244)
Distributable income	$ 28,603	$ 42,584	$ 85,812	$ 127,731
Distributable income per Trust unit	$ 0.50	$ 0.75	$ 1.50	$ 2.25

* Includes cash settlements of $1,261 for the quarter (2001 - $1,273) and $3,793 (2001- $3,527) year-to-date in respect of currency exchange contracts that have been deferred for accounting purposes.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

(Tabular amounts expressed in thousands of dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2001, except as described below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2001.

a) Foreign currency exchange gains and losses

Effective January 1, 2002, the Trust adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for foreign currency exchange gains and losses. Under the new recommendations, unrealized exchange gains and losses related to foreign currency denominated monetary assets and liabilities are to be recognized in income immediately. Prior to the adoption of these recommendations, the unrealized exchange gains and losses were deferred and amortized over the life of the asset or liability.

The recommendations have been adopted retroactively, with restatement of prior years' balances. The impact on the comparative balances was a decrease to other assets of $33.3 million, a decrease to net income of $17.6 million in the third quarter, a decrease to net income of $19.4 million for the nine months ended September 30, 2001, and a decrease to opening retained earnings of $13.8 million. In 2002, opening retained earnings were decreased by $36.9 million. For the nine months ended September 30, 2002, net income increased by $1.6 million. The impact on net income in prior years is comprised of the recognition of exchange losses on the long-term debt, offset by the add back of amortization of the unrealized foreign exchange losses previously recorded under the former accounting policy. These impacts are reflected in the Trust's other income, depletion and depreciation, and foreign exchange gains and losses on the income statement.

b) Stock-based compensation

Effective January 1, 2002, the CICA introduced new requirements on accounting for stock-based compensation, which apply to new unit options granted on or after January 1, 2002. The Trust has prospectively adopted the standard and has elected to use the intrinsic-value based method of accounting for stock-based compensation, whereby no costs will be recognized in the financial statements for unit options granted to employees and directors. The impact on compensation costs, had the fair value method been used, is disclosed on a pro forma basis in Note 3 to the interim consolidated financial statements.

2. UNITHOLDERS' EQUITY

On January 23, 2002, the Trust announced that it received regulatory approval in Canada for a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). Eligible unitholders can elect to participate in the DRIP for the quarterly distributions payable subject to enrolment and certain other conditions. The DRIP allows eligible unitholders to direct their distributions to the purchase of additional units at 95 per cent of the average market price as defined in the DRIP. The DRIP also provides an alternative whereby eligible unitholders may elect under the premium distribution component to have their distributions invested in new units and exchanged through the Plan broker for a premium distribution equal to up to 102 per cent of the amount that the other unitholders would otherwise have received on the

distribution date. Under the terms of the DRIP, unitholders are able to participate in optional cash payments if they have elected to participate in either of the premium distribution or distribution reinvestment components of the DRIP. Optional cash payments enable unitholders to purchase further units by directly investing additional amounts.

During the first half of 2002, a total of 430,696 Trust units were issued for proceeds of $16.4 million related to the DRIP. For the distribution payable August 30, 2002, 257,970 Trust units were issued for proceeds of $9.5 million related to the DRIP.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Net Proceeds per Trust unit	Number of Trust Units	Net Proceeds
Balance, beginning of period		56,779	$ 675,738
February 28, 2002	$ 36.28	168	$ 6,108
May 31, 2002	$ 39.12	262	$ 10,263
August 30, 2002	$ 36.88	258	$ 9,514
Balance, end of period		57,467	$ 701,623

3. STOCK-BASED COMPENSATION

The Trust has two stock-based compensation plans, which are described below.

a) Unit option and distribution equivalent plan

The Trust's unit option and distribution equivalent plan (the "Incentive Plan") authorizes the granting of options to purchase Trust units and also authorizes the issuance of two series of Preferred Shares of Canadian Oil Sands Limited, a subsidiary of the Trust. The Series 1 Preferred Shares compensates optionholders for distributions granted on units underlying the options while the options remain unvested. The Series 2 Preferred Shares compensates unitholders for distributions granted on units underlying the options after the options have vested, but before they are exercised by the optionholder.

Under the terms of the Incentive Plan, the Trust has reserved a maximum of 1,000,000 Trust units for issuance from treasury, with 700,000 being reserved for options, and 300,000 being reserved for entitlements under the Preferred Shares issue. The options are exercisable after three years, with one-third vesting each year, and expire seven years from the grant date.

Date	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2002	-	$ -
Granted	170,000	$ 40.07
Outstanding at September 30, 2002	170,000	$ 40.07
Exercisable at September 30, 2002	-	$ -

* *At September 30, 2002, there have been no Preferred Shares issued under the Incentive Plan.*

The Trust applies the intrinsic-value method of accounting for stock-based compensation whereby no compensation costs have been recognized in the financial statements for unit options granted. The following table provides the pro forma impact on the Trust's earnings had the unit options been recognized as compensation costs based on the fair values at the grant date for the options vested in the period.

	Three Months Ended September 30, 2002		Nine Months Ended September 30, 2002	
Compensation costs	$	90	$	108
Net income:				
As reported	$	88,515	$	175,367
Pro Forma	$	88,425	$	175,259
Net income per Trust unit				
Basic:				
As reported	$	1.54	$	3.07
Pro Forma	$	1.54	$	3.07
Diluted:				
As reported	$	1.54	$	3.07
Pro Forma	$	1.54	$	3.07

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Risk-free interest rate (%)	4.19	4.64
Expected life (years)	5	5
Expected volatility (%)	27	27
Expected dividend per Trust Unit ($)	2.00	2.00

b) Senior employee unit purchase plan

The Trust's senior employee unit purchase plan (the "Purchase Plan") enables senior employees of the Trust to subscribe for one Series 3 Preferred Share for every two and one-half Trust units they hold. The Preferred Shares vest after three years, at which time the holder is paid the equivalent value of a unit had it been received the day the Preferred Share was issued, plus any distributions declared by the Trust and any changes in market value during the three year period.

Under the terms of the Purchase Plan, the Trust has reserved a maximum of 55,000 Trust units for issuance from treasury. At September 30, 2002, there have been no grants made under the Purchase Plan.

4. FINANCIAL INSTRUMENTS

Unrecognized gains (losses) on risk management activities:

		September 30 2002
Crude oil	$	(45,191)
Natural gas		6,588
Foreign currency		(46,333)
Interest rates		9,541
	$	(75,395)

5. COMMITMENTS

a) Administrative services and marketing agreements

On June 19, 2002, the Trust and EnCana Corporation ("EnCana") agreed to terminate the Administrative Services Agreement (the "Agreement") between the Trust's operating subsidiaries and EnCana. The termination of the Agreement is expected to occur on October 31, 2002. As the termination was mutually agreed upon, there will be no material penalties or compensation applied to the Trust or EnCana. The Marketing Services Agreement between these entities will remain in effect, with EnCana continuing to market the Trust's share of crude oil production from the Syncrude project.

b) Capital expenditure commitments

On September 13, 2002, the Trust provided guidance that the projected costs for the Stage 3 expansion project are likely to be $1.2 billion, up from the $770 million estimate originally provided in 2001.

6. SUBSEQUENT EVENTS

On October 14, 2002, Canadian Oil Sands entered into additional commodity contracts to protect higher levels of revenue anticipated in 2003 and 2004 and to manage the risk of revenue flow for the funding of the Stage 3 capital program.

7. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2002.

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

October 30, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
The Toronto Stock Exchange
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs:

Subject: **Canadian Oil Sands Trust**

We confirm that the following material was sent by pre-paid mail on October 28, 2002 to the registered holders of Units of the subject Trust.

1. Third Quarter Report

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
June Lam
Assistant Trust Officer
Corporate Trust Department

cc: Canadian Oil Sands Trust
Trudy Curran

W:\Corporate Trust\AD-UNIT\June\COST\COST conf of mail Q2 2002.lwp